UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Danbury, CT

We have audited the accompanying statements of net assets available for benefits of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 27, 2011

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets:
Investments, at fair value (Note 5 and 6)	$32,244,644	$29,095,483
Receivables:
Participants contributions	20,222	21,606
Employer contributions	34,230	37,766
Notes receivable from participants	1,570,147	1,623,804

Total receivables	1,624,599	1,683,176

Total Assets	33,869,243	30,778,659
Liabilities:
Accrued expenses	10,893	3,963
Contribution Payable	13,265	25,520

Total Liabilities	24,158	29,483

Net Assets Available for Benefits at Fair Value	33,845,085	30,749,176
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(56,362)	73,269

Net Assets Available for Benefits	$33,788,723	$30,822,445

The accompanying notes are an integral part of these financial statements.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to (Deductions from) Net Assets
Contributions:
Participants	$2,263,258
Employer	1,401,014
Rollovers from other plans (Note 2)	274,821

Total contributions	3,939,093

Investment income:
Net appreciation in fair value of investments (Note 5)	3,342,355
Interest and dividends	588,790

Total net investment income	3,931,145

Interest on participant notes receivable	50,405

Benefit payments to participants	(4,679,337)
Administrative expenses	(107,531)

(4,786,868)

Increase in Net Assets	3,133,775
Transfers from other plans (Note 9)	81,285
Transfers to other plans (Note 9)	(248,782)
Net Assets Available for Benefits
Beginning of year	30,822,445

End of year	$33,788,723

The accompanying notes are an integral part of these financial statements

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Inception of the Plan

Interwest Home Medical, Inc., the predecessor company to Praxair Healthcare Services, Inc. (the “Company”), established a 401(k) Retirement Savings Plan on October 1, 1985. On July 1, 2002, that plan was adopted by the Company and renamed the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Board of Directors of the Company. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on a before-tax or after-tax basis or a combination of both. Highly compensated employees (as defined in the Code) are allowed to contribute up to 20% of their compensation, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $16,500 in 2010 and 2009. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 in 2010 and 2009.

Beginning in 2010, participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59 1/2.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Effective December 10, 2010, participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all of their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution as long as it has been at least five tax years since the participant first made Roth contributions (including the conversion) to the plan and the participant is at least age 59 1/2.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee will be provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 4% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

The Company makes matching contributions equal to 50% of the first 4% of compensation contributed by participants. The Company matching contributions are made in cash and invested in accordance with the participant’s investment directions.

In addition to the Company matching contributions described above, each pay period the Company makes a Company contribution on behalf of each eligible participant who has completed at least two years of service (as defined in the Plan) with the Company in an amount equal to 2% of the participant’s eligible compensation (as defined in the Plan) for such pay period.

Vesting

Participants are fully vested in their own contributions, Company contributions (other than Company matching contributions) and rollover contributions at all times. All participants become fully vested in Company matching contributions after completing three years of service. Unvested Company matching contributions are forfeited following separation from the Company. Under the Plan’s provisions, forfeitures are used to offset Plan expenses or reduce future Company contributions.

Participants who were involuntarily terminated during the 2009 or 2010 Plan years due to the elimination of their position became fully vested in Company contributions made on their behalf regardless of completed years of service.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below:

Mutual funds

Common trusts

Praxair Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Dividend Payout on Company Stock Funds

A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2010, ranged from 2.25% to 10.00% with various dates of maturity through 2039. A loan application fee of $35 is charged to the participant’s account for each new loan.

Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Forfeitures

Under the Plan’s provisions, when Company matching contributions of non-vested participants are forfeited, the amount shall be applied either to pay the Plan’s administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $98,256 and $147,186 in 2010 and 2009, respectively.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Recent Accounting Pronouncements

The following standards were effective for the Plan in 2010:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

•

Disclosures about Fair Value Measurements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) – Improving Disclosures about Fair Value Measurements.” The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items was effective for the Plan in 2010 and its adoption did not have a significant impact on the financial statements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011. See Note 6 for the required disclosures.

•

Reporting Loans to Participants – In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASC 962), which is effective for the Plan in 2010. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010. In accordance with the transition provisions, prior years’ presentation and disclosures have been retrospectively adjusted to conform to the new standard.

Reclassification

Participant loans previously reported as a component of investments, at fair value have been reclassified to a component of receivables in order to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings, which is based on the participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 4 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$33,788,723	$30,822,445
Other liabilities for benefits	—	25,520
Adjustment from fair to contract value for fully benefit-responsive contracts	56,362	(73,269)

Net assets available for benefits per the Form 5500	$33,845,085	$30,774,696

The following is a reconciliation of the net investment income and benefits paid per the financial statements for the year ended December 31, 2010 to the Form 5500:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

2010
Total investment income per the financial statements	$3,931,145
Adjustment from fair to contract value for fully benefit-responsive contracts as of December 31, 2010	56,362
Adjustment from fair to contract value for fully benefit-responsive contracts as of December 31, 2009	73,269

Total investment income per the Form 5500	$4,060,776

Total benefits paid per the financial statement	$4,679,337
Other liabilities for benefits	25,520

Total benefits paid per the Form 5500	$4,704,857

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2010 and 2009, respectively, are noted below:

	2010	2009
Vanguard LifeStrategy Moderate Growth Fund	$5,786,763	$4,445,719
Fidelity MIP II Class 3 Fund (contract value - $5,651,609 and $5,904,924, respectively)	5,707,972	5,831,655
Praxair Common Stock Fund	4,642,291	4,361,408
Invesco US Small Cap Value Fund Class Y	2,926,714	2,378,652
Wellington TC Growth Portfolio	2,073,866	1,892,393
Fidelity International Discovery Fund	2,053,913	1,873,792
Columbia Acorn Fund – Class Z	1,775,858	*

*	Not applicable, investment is below five percent.

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 2% and 3% at December 31, 2010 and 2009, respectively. The average yield based on interest credited to participants was approximately 2% at December 31, 2010 and 2009. During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Year Ended December 31, 2010
Mutual funds	$2,257,082
Praxair Common Stock Fund	752,192
Common trusts	333,081

$3,342,355

Note 6 - Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2010 and 2009:

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$4,585,066	$—	$—	$4,585,066
Mid-Cap	1,775,858	—	—	1,775,858
Small-Cap	2,926,714	—	—	2,926,714
Balanced	6,161,434	—	—	6,161,434
International	2,053,913	—	—	2,053,913
Emerging markets bond fund	549,506	—	—	549,506
Domestic bond fund	1,520,198	—	—	1,520,198
Praxair Common Stock Fund	4,642,291	—	—	4,642,291
Common trusts
Large-Cap		2,073,866		2,073,866
International		247,826		247,826
Domestic bond fund		5,707,972		5,707,972

Total	$24,214,980	$8,029,664	$—	$32,244,644

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$4,451,170	$—	$—	$4,451,170
Mid-Cap	1,475,198	—	—	1,475,198
Small-Cap	2,378,652	—	—	2,378,652
Balanced	4,824,293	—	—	4,824,293
International	1,873,792	—	—	1,873,792
Emerging markets bond fund	468,609	—	—	468,609
Domestic bond fund	1,250,277	—	—	1,250,277
Praxair Common Stock Fund	4,361,408	—	—	4,361,408
Common trusts
Large-Cap	—	1,892,393	—	1,892,393
International	—	288,036	—	288,036
Domestic bond fund	—	5,831,655	—	5,831,655

Total	$21,083,399	$8,012,084	$—	$29,095,483

There are no plan liabilities required to be recorded at fair value at December 31, 2010 and 2009.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2010 and 2009.

Mutual Funds – Large-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Emerging Markets Bond Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within emerging markets. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Common Trusts – Large-Cap – This class consists of private funds that invest primarily in marketable equity securities with large market capitalization. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Common Trusts – International – This class consists of private funds that invest primarily in international marketable equity securities and other investments. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – Domestic Bond Fund – This class consists of a commingled stable value fund that primarily invests in domestic fixed income securities, money market funds and may invest in investment contracts issued by insurance companies and other financial institutions. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated January 12, 2004, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law. The Plan was submitted for an updated Internal Revenue Service determination letter on January 31, 2011.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently, the form 5500 for the 2009 Plan year is being audited by the Internal Revenue Service. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Participants were charged an annual rate of 0.1% of their account balance on a monthly basis from January 1, 2010 through June 30, 2010. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan, the difference would be paid by the Company. No plan expenses were paid by the Company during 2010. Effective July 1, 2010, the participant fee deduction was suspended. The suspension was in effect at December 31, 2010.

Note 9 - Transfers of Participants

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they are employed at year-end. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $81,285 and $248,782, respectively. In addition, these employees fully vested in their employer match.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, participants will become 100% vested and the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 12 - Subsequent Events

On March 4, 2011, Praxair, Inc., completed the sale of the Company’s US homecare business to Apria Healthcare, Inc. Participants whose employment with the Company was terminated as a result of the sale were allowed to take distributions from the Plan. In addition, these employees were fully vested in their employer match.

Effective March 31, 2011, the Morgan Stanley Institutional Core Plus Fixed Income Fund was closed, and no further contributions to the Fund were allowed. All participant balances in the Morgan Stanley Fund were transferred to the Vanguard Total Bond Market Index Fund as of the market close on that date.

On April 14, 2011, shareholders in the Plan’s INVESCO US Small Cap Value Y Fund approved a merger of the Fund into the INVESCO VK Small Cap Value Y Fund. The merger of the two Funds took place on May 20, 2011.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

EIN: 45-0467418, Plan Number: 002

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	*	*	$5,786,763
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	*	*	5,707,972
*	Praxair Common Stock Fund	Stock Fund	*	*	4,642,291
	Invesco US Small Cap Value Fund Class Y	Mutual Fund	*	*	2,926,714
	Wellington TC Growth Portfolio	Common/Collective Trust	*	*	2,073,866
*	Fidelity International Discovery Fund	Mutual Fund	*	*	2,053,913
	Columbia Acorn Fund - Class Z	Mutual Fund	*	*	1,775,858
*	Spartan 500 Index Fund	Mutual Fund	*	*	1,562,616
*	Fidelity Magellan Fund	Mutual Fund	*	*	1,552,718
*	Fidelity Equity Income Fund	Mutual Fund	*	*	1,469,732
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	*	*	1,285,372
	PIMCO Emerging Markets Bond Fund	Mutual Fund	*	*	549,506
	Vanguard LifeStrategy Income Fund	Mutual Fund	*	*	374,671
	International Index Fund	Common/Collective Trust	*	*	247,826
	Vanguard Total Bond Market Index Fund	Mutual Fund	*	*	234,826

					32,244,644
*	Notes receivable from participants	Rates ranging 2.25% to 10%; maturities through 2039	—		1,570,147

	Total investments and notes receivable from participants				$33,814,791

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

Date: May 27, 2011	By:	/S/ JAMES S. SAWYER
James S. Sawyer,
Member of the Administration and Investment
Committee for the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Healthcare Services, Inc. 401 (k) Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97191) of our report dated May 27, 2011, relating to the financial statements and supplemental schedule of the Praxair Healthcare Services, Inc. 401(k) Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2010.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 27, 2011